Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016		2015		2014		2013		2012
	(dollars in thousands)
Earnings:
Loss from continuing operations before income taxes and adjustment for income from equity investees	$(374,503)		$(3,751,027)		$(470,037)		$(673,563)		$(383,826)
Income from equity investees	(699)		(685)		(140)		(969)		(1,497)
Loss from continuing operations before income taxes but after adjustment for income from equity investees	(375,202)		(3,751,712)		(470,177)		(674,532)		(385,323)
Fixed charges	193,772		464,437		503,980		419,637		382,751
Distributed income of equity investees	—		500		—		300		1,265
Capitalized interest	(257)		(2,765)		(3,567)		(2,019)		(2,326)
Total earnings available for fixed charges	$(181,687)		$(3,289,540)		$30,236		$(256,614)		$(3,633)
Fixed charges:
Interest expense	$192,862		$460,635		$499,890		$417,174		$379,937
Capitalized interest	257		2,765		3,567		2,019		2,326
Interest portion of rental expense	653		1,037		523		444		488
Total fixed charges	$193,772		$464,437		$503,980		$419,637		$382,751

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	—	(1)

(1)
Earnings for the year ended December 31, 2016, were insufficient to cover fixed charges by approximately $375 million, primarily due to noncash impairment charges of approximately $165 million associated with oil and natural gas properties related to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves and losses on commodity derivatives of approximately $164 million. Earnings for the year ended December 31, 2015, were insufficient to cover fixed charges by approximately $3.8 billion, primarily due to noncash impairment charges of approximately $5.0 billion associated with oil and natural gas properties primarily related to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves. Earnings for the year ended December 31, 2014, were insufficient to cover fixed charges by approximately $474 million, primarily due to noncash impairment charges of approximately $2.1 billion associated with proved oil and natural gas properties primarily related to a decline in commodity prices. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $676 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and approximately $278 million associated with changes in fair value on unsettled derivative contracts.